

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 25, 2018

Via E-Mail
Michael J.L. Sales
Nuveen Global Cities REIT, Inc.
730 Third Avenue, 3rd Floor
New York, NY 10017

> **Re:** **Nuveen Global Cities REIT, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed July 13, 2018**
> **File No. 333-222231**

Dear Mr. Sales:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your Dealer Agreements filed as Exhibit 1.1 and 1.2 contain mandatory arbitration provisions. Please clarify whether the mandatory arbitration provision applies to claims under the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Jason W. Goode
Alston & Bird LLP